Filed by Apollo Tactical Income Fund Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Apollo Tactical Income Fund Inc.

Commission File No. 811-22591

File No. of Related Registration Statement: 333-275640

YOUR VOTE MATTERS. We’ve made it easy, so take two minutes right now on any MERGER device you prefer. PROPOSED! Apollo Tactical PHONE TABLET PC Income Fund Inc. Go to: Proxyvote.com SAMPLE-EPR

Your vote is very important. Please vote Apollo Tactical Income Fund Inc. your shares today. The special shareholder meeting will be held on May 28, 2024. Whether or not you plan to attend, your vote is very important. You can vote your shares by internet, telephone, QR code or mail. Simply follow the instructions on the enclosed form. For your 0000 0000 0000 0000 0000 0000 0000 0000 convenience, we’ve highlighted where you can find your unique NOTE: This is not an actual Control Number. Control Number. Please refer to the proxy card for your unique Control Number. FOUR WAYS TO VOTE MAIL ONLINE PHONE QR CODE 0000 0000 0000 0000 WITHOUT A PROXY CARD WWW.PROXYVOTE.COM WITH A SMARTPHONE VOTE PROCESSING 0000 0000 0000 0000 Please have your proxy card in Call 1-855-200-8397 Vote by scanning the Mark, sign and date your Monday to Friday, 9:00 a.m. hand when accessing the website. Quick Response Code or ballot and return it in the NOTE: This is not an actual Control Number. to 10:00 p.m. ET to speak There are easy-to-follow directions “QR Code” on the Proxy postage-paid envelope with a proxy specialist. Please refer to the voting instruction form to help you complete the electronic Card/VIF enclosed. provided. for your unique Control Number. voting instruction form. WITH A PROXY CARD Call 1-800-690-6903 with a touch-tone phone to vote using an automated system.

YOUR VOTE IS URGENTLY NEEDED!Apollo Tactical Income Fund Inc.Scan the code with your phone’s camera to hear an important message from Tanner Powell, Partner Apollo Global Management, Inc.Why am I receiving this letter?You are receiving this letter because you were a valued stockholder of Apollo Tactical Income Fund Inc. (NYSE: AIF) on March 28, 2024, the record date for AIF’s upcoming Special Meeting of Stockholders, and we have not yet received your vote for the meeting. The purpose of this letter is to urge you to vote on the proposal to be considered at the meeting, which is related to the proposed merger of AIF with and into MidCap Financial Investment Corporation (NASDAQ: MFIC). We urge you to vote as soon as possible in order to ensure that the meeting can occur as scheduled on May 28, 2024. The Board of Directors of AIF unanimously recommends that you vote in favor of the merger proposal. It is extremely important that your shares be represented at the meeting regardless of how many shares you own. Please join your fellow stockholders and vote today. Voting today will help us reduce potential fund costs and avoid the need for our proxy solicitor, Broadridge, to initiate further calls or mailings.Expected merger benefits to AIF stockholdersMFIC AIF • Accretive to earnings over time• Special cash payments following the closing of the merger• Enhanced scale and portfolio diversification of the combined company• Enhanced stock liquidity of the combined company• Improved access to capital of the combined companyFOUR WAYS TO VOTEONLINE PHONE QR CODE MAILPROXY QUESTIONS? WWW.PROXYVOTE.COM WITHOUT A PROXY CARD WITH A SMARTPHONE VOTE PROCESSING Call 1-855-200-8397 Please have your proxy card Call 1-855-200-8397 Vote by scanning the Mark, sign and date in hand when accessing the Monday to Friday, 9:00 a.m. to Quick Response Code or your ballot and return 10:00 p.m. ET to speak with a website. There are easy-to-follow “QR Code” on the Proxy it in the postage-paid proxy specialist. directions to help you complete WITH A PROXY CARD Card/VIF enclosed. envelope provided. the electronic voting instruction Call 1-800-690-6903 with a form. touch-tone phone to vote using an automated system.SH Z87489-LTR

Forward-Looking Statements

Some of the statements in this communication constitute forward-looking statements because they relate to future events, future performance or financial condition. The forward-looking statements may include statements as to: future operating results of MidCap Financial Investment Corporation, a Maryland corporation (“MFIC”), Apollo Senior Floating Rate Fund Inc., a Maryland corporation (“AFT”), and Apollo Tactical Income Fund Inc., a Maryland corporation (“AIF”), and distribution projections; business prospects of MFIC, AFT and AIF, and the prospects of their portfolio companies, if applicable; and the impact of the investments that MFIC, AFT and AIF expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this communication involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the ability of the parties to consummate the mergers contemplated by the Agreement and Plan of Merger among MFIC, AFT and certain other parties thereto (such agreement, the “AFT Merger Agreement”, and such mergers, the “AFT Mergers”), (ii) the ability of the parties to consummate the mergers contemplated by the Agreement and Plan of Merger among MFIC, AIF and certain other parties thereto (such agreement, the “AIF Merger Agreement” and, together with the AFT Merger Agreement, the “Merger Agreements”, and such mergers, the “AIF Mergers” and, together with the AFT Mergers, the “Mergers”) on the expected timeline, or at all; (iii) the expected synergies and savings associated with the Mergers; (iv) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (v) the percentage of the stockholders of MFIC, AFT and AIF voting in favor of the applicable Proposals (as defined below); (vi) the possibility that competing offers or acquisition proposals will be made; (vii) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (viii) risks related to diverting management’s attention from ongoing business operations; (ix) the combined company’s plans, expectations, objectives and intentions as a result of the Mergers; (x) any potential termination of one or both Merger Agreements; (xi) the future operating results and net investment income projections of MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company; (xii) the ability of Apollo Investment Management, L.P., a Delaware limited partnership and the investment adviser to MFIC (“MFIC Adviser”), to implement MFIC Adviser’s future plans with respect to the combined company; (xiii) the ability of MFIC Adviser and its affiliates to attract and retain highly talented professionals; (xiv) the business prospects of MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company and the prospects of their portfolio companies; (xv) the impact of the investments that MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company expect to make; (xvi) the ability of the portfolio companies of MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company to achieve their objectives; (xvii) the expected financings and investments and additional leverage that MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company may seek to incur in the future; (xviii) the adequacy of the cash resources and working capital of MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company; (xix) the timing of cash flows, if any, from the operations of the portfolio companies of MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company; (xx) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); and (xxi) the risk that stockholder litigation in connection with one or both of the Mergers may result in significant costs of defense and liability. MFIC, AFT and AIF have based the forward-looking statements included in this communication on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although MFIC, AFT and AIF undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that MFIC, AFT and/or AIF in the future may file with the Securities and Exchange Commission (“SEC”), including the Joint Proxy Statement and the Registration Statement (in each case, as defined below), annual reports on Form 10-K, annual reports on Form N-CSR, quarterly reports on Form 10-Q, semi-annual reports on Form N-CSRS and current reports on Form 8-K.

No Offer or Solicitation

This communication is not, and under no circumstances is it to be construed as, a prospectus or an advertisement, and this communication is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in MFIC, AFT, AIF or in any fund or other investment vehicle managed by Apollo Global Management, Inc. or any of its affiliates.

Additional Information and Where to Find It

This communication relates to the proposed Mergers and certain related matters contemplated by the Merger Agreements (the “Proposals”). In connection with the Proposals, MFIC, AFT and AIF have filed with the SEC and mailed to their respective stockholders a joint proxy statement on Schedule 14A (the “Joint Proxy Statement”), and MFIC has filed with the SEC a registration statement (Registration No. 333-275640) that includes the Joint Proxy Statement and a prospectus of MFIC (the “Registration Statement”). The Joint Proxy Statement and the Registration Statement each contain important information about MFIC, AFT, AIF and the Proposals. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF MFIC, AFT AND AIF ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MFIC, AFT AND AIF AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by MFIC, from MFIC’s website at https://www.midcapfinancialic.com, and, for documents filed by AFT, from AFT’s website at https://www.apollofunds.com/apollo-senior-floating-rate-fund, and, for documents filed by AIF, from AIF’s website at https://www.apollofunds.com/apollo-tactical-income-fund.

Participants in the Solicitation

MFIC, its directors, certain of its executive officers and certain employees and officers of MFIC Adviser and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of MFIC is set forth in its proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2024. AFT, AIF, their directors, certain of their executive officers and certain employees and officers of Apollo Credit Management, LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of AFT and AIF is set forth in the proxy statement for their 2024 Annual Meeting of Stockholders, which was filed with the SEC on May 8, 2024. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the MFIC, AFT and AIF stockholders in connection with the Proposals is contained in the Joint Proxy Statement. These documents may be obtained free of charge from the sources indicated above.